 EXHIBIT 99.1

October 18, 2022

AVINO ACHIEVES A QUARTERLY RECORD 778,008 OZ OF SILVER EQUIVALENT PRODUCTION IN Q3 2022;

A 20% INCREASE OVER Q2 2022

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American, GV6: FSE, “Avino” or “the Company”) is pleased to report its record third quarter 2022 production results from the Avino Mine property near Durango, Mexico.

“Our third quarter production was our strongest quarter from Avino in recent history, and results continue to exceed our expectations from the Avino Mine.” said David Wolfin, President and CEO of Avino. “With an unsettled market, Avino’s performance is a testament to our operations team in Mexico. We continue optimizing underground mining processes, growing and training a local workforce, and practicing sound financial responsibility at the mine site and corporate level. We believe that we will have strong production growth over the next 5 years. We also believe this should correspond with strong global industrial demand for silver and other metals that will be needed for the expanding green energy revolution. Despite a current downturn in metal prices, our concentrate continues to be sold at profitable levels.”

Production Highlights – Q3 2022 (Compared to Q2 20221)

•	Silver equivalent production increased 20% to 778,008 oz2
•	Silver production increased by 27% to 285,444 oz
•	Copper production increased by 28% to 2.1 million lbs
•	Gold production decreased by 11% to 1,201 oz
•	Mill throughput increased by 37% to 162,169 tonnes

Avino Mine Production – Three and Nine Months Ended September 30, 2022 (compared to Q2 2022 & 9M 20211)

Q3 2022	Q2 2022[1]	Change[1]		YTD 2022	FY 2021[1]	Change[1]
162,169	118,224	37%	Total Mill Feed (dry tonnes)	391,531	165,304	137%
59	65	-9%	Feed Grade Silver (g/t)	58	53	9%
0.31	0.46	-33%	Feed Grade Gold (g/t)	0.35	0.84	-61%
0.66	0.69	-4%	Feed Grade Copper (%)	0.64	0.57	12%
92%	91%	1%	Recovery Silver (%)	92%	87%	6%
74%	78%	-5%	Recovery Gold (%)	76%	75%	1%
89%	92%	-3%	Recovery Copper (%)	90%	88%	2%
285,444	225,537	27%	Total Silver Produced (oz)	675,339	245,372	175%
1,201	1,350	-11%	Total Gold Produced (oz)	3,352	3,386	-1%
2,101,635	1,644,342	28%	Total Copper Produced (Lbs)	4,963,327	1,869,306	166%
778,008	649,569	20%	Total Silver Equivalent Produced (oz)[2]	1,885,375	842,373	124%

October 18, 2022 – Avino Silver & Gold Mines Ltd. – News Release

AVINO ACHIEVES A QUARTERLY RECORD 778,008 OZ OF SILVER EQUIVALENT PRODUCTION IN Q3 2022;

A 20% INCREASE OVER Q2 2022

2022 Third Quarter Highlights

•

Steady Increase of Production at Avino: Mill throughput increased by 37% compared to Q2 2022, with over 160,000 tonnes milled. This represents the highest total tonnage milled from the Avino mine in recent history.

•

Announced ET Area Drilling Results: On October 11, 2022, Avino announced further drill results from the most recent six holes at the Avino Elena Tolosa (“ET”) area below our deepest Level 17 mining area. These drill results confirmed the downdip continuity of widths and grades of the Avino vein extending significant potential to a depth of at least 290 metres down dip below current development. Avino is advancing geological modelling to determine the potential geometry and controls of the mineralization. All three of Avino’s drills are currently turning with a focus on identifying the extent of the mineralization below the current production operations.

•	Exploration Update: At the end of Q3 2022, a total of 11,253 metres had been drilled. News releases on exploration released during the quarter are linked here: Avino ET Area – October 11, 2022

Dry Stack Tailings Facility Update

The installation and commissioning of the dry-stack tailings project has been completed. Avino is transitioning to full time operation of the pressure filters as site personnel fine tune the process. Avino chose dry-stack tailings for its environmental, safety and economic advantages. Dry-stack tailings improve the overall tailings facility safety and stability and reduces the need to extract water from local sources by recycling the water removed from tailings. In addition, dry-stack tailings require less land area which results in a smaller environmental footprint. Photos of the dry-stack facility can be viewed at this link.

La Preciosa Update

The Company is conducting community engagement in the nearby towns adjacent to the property and will provide further updates as plans develop. Avino is fully committed to moving this project forward as it factors prominently into the Company's 5-year growth strategy.

Quality Assurance/Quality Control

Mill assays are performed at the Avino property’s on-site lab. Check samples are sent to SGS Labs in Durango, Mexico for verification. Gold and silver assays are performed by the fire assay method with a gravimetric finish for concentrates and AAS (Atomic Absorption Spectrometry) methods for copper, lead, zinc and silver for the feed and tail grade samples. All concentrate shipments are assayed by one of the following independent third-party labs: Inspectorate in the UK, and LSI in the Netherlands and AHK.

Qualified Person(s)

Peter Latta, P. Eng, MBA, VP Technical Services, Avino who is a qualified person within the context of National Instrument 43-101 has reviewed and approved the technical data in this news release.

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October 18, 2022 – Avino Silver & Gold Mines Ltd. – News Release

AVINO ACHIEVES A QUARTERLY RECORD 778,008 OZ OF SILVER EQUIVALENT PRODUCTION IN Q3 2022;

A 20% INCREASE OVER Q2 2022

Corporate Update – Execution of Option & Royalty Agreement for the Olympic Claims with Endurance Gold

Further to the Company’s announcement on May 2, 2022, and in line with its strategic plans to become an intermediate producer in Mexico, an option and royalty agreement (together, the “Agreements”) for Endurance Gold (“Endurance”) to earn a 100% ownership in the former Minto Gold Mine, Olympic and Kelvin gold prospects contained within a parcel of crown grants and mineral claims in BC (together, the “Olympic Claims”) has now been finalized.

The Olympic Claims are located on the north and south shores of BC Hydro’s Carpenter Lake Reservoir in the Bridge River Valley, east of the Royal Shear trend.

Under the terms of the Agreements, Endurance can earn a 100% interest in the Olympic Claims for:

•	A total cash consideration in the aggregate amount of $100,000 ($10,000 already paid);
•	The allotment and issuance of up to a total of 1,500,000 common shares (‘Shares’) of the Company (100,000 Shares already issued); and
•	Exploration expenditures in the aggregate amount of $300,000.
•	All to be incurred by December 31, 2024.
•	A payment of 100,000 Shares and $15,000 cash is due on or before December 31, 2022.

On vesting its ownership interest, the Olympic Claims will be subject to a 2% net smelter return royalty (“NSR”), of which 1% NSR can be purchased by Endurance for $750,000 and the remaining balance of the NSR can be purchased for $1,000,000.

As part of the final requirement to earn its interest, Endurance has agreed to grant to Avino 750,000 share purchase warrants (“Warrants”) by December 31, 2024, that offer Avino the option to purchase additional shares in the Company for a period of three years from the date of issuance. The exercise price of the Warrants will be set at a 25% premium to the 20-day Volume Weighted Average Price share price at the issuance date. During the Option, if Endurance is successful in defining a compliant mineral resource of at least 500,000 gold-equivalent ounces on the Olympic Claims then Endurance will be obliged to pay Avino a $1,000,000 discovery bonus.

The original letter agreement was accepted by the TSX Venture Exchange in May 2022, and the terms accepted at the time remain unchanged. Any Shares or Warrants to be issued will be subject to a four-month hold period on issuance as per the policies of the TSX Venture Exchange. All dollar amounts in the Agreements refer to Canadian dollars.

About Avino

Avino is primarily a silver producer from its wholly owned Avino Mine near Durango, Mexico. The Company’s silver, gold and copper production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property and the strategic acquisition of the La Preciosa property. Avino currently controls mineral resources, as per NI 43-101, that total 290 million silver equivalent ounces, within our district scaled land package. We are committed to managing all business activities in a safe, environmentally responsible, and cost-effective manner, while contributing to the well-being of the communities in which we operate. We encourage you to connect with us on Twitter at @Avino_ASM and on LinkedIn at Avino Silver & Gold Mines. To view the Avino Mine VRIFY tour, please click here.

ON BEHALF OF THE BOARD

“David Wolfin”

David Wolfin

President & Chief Executive Officer

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October 18, 2022 – Avino Silver & Gold Mines Ltd. – News Release

AVINO ACHIEVES A QUARTERLY RECORD 778,008 OZ OF SILVER EQUIVALENT PRODUCTION IN Q3 2022;

A 20% INCREASE OVER Q2 2022

This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the amended mineral resource estimate for the Company’s Avino Property located near Durango in west-central Mexico (the “Avino Property”) with an effective date of January 13, 2021, and as amended on December 21, 2021, and the Company’s updated mineral resource estimate for  La Preciosa with an effective date of  October 27, 2021, prepared for the Company, and references to  Measured, Indicated, Inferred Resources referred to in this press release. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. No assurance can be given that the Company’s Avino Property nor the La Preciosa Property have the amount of the mineral resources indicated in their reports or that such mineral resources may be economically extracted. Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; the COVID-19 pandemic; volatility in the global financial markets; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws. For more detailed information regarding the Company including its risk factors, investors are directed to the Company’s Annual Report on Form 20-F and other periodic reports that it files with the U.S. Securities and Exchange Commission.

References to Measured & Indicated Mineral Resources and Inferred Mineral Resources in this press release are terms that are defined under Canadian rules by National Instrument 43-101 (“NI 43-101”). On October 31, 2018, the US Securities and Exchange Commission adopted Item 1300 of Regulation S-K (“Regulation SK-1300”) to modernize the property disclosure requirements for mining registrants, and related guidance, under the Securities Act of 1933 and the Securities Exchange Act of 1934. All registrants are required to comply with Regulation SK-1300 for fiscal years ending after January 1, 2021. Accordingly, the Company must comply with Regulation SK-1300 for its fiscal year ending December 31, 2021, and thereafter, and the Company will no longer utilized Industry Guide 7. Regulation SK-1300 uses the Committee for Mineral Reserves International Reporting Standards (“CRIRSCO”) based classification scheme for mineral resources and mineral reserves, that includes definitions for inferred, indicated, and measured mineral resources. U.S. Investors are cautioned not to assume that any part of the mineral resources in these categories will ever be converted into probable or proven mineral reserves within the meaning of Regulation S-K 1300.

Footnotes:

1Q2 2022 was the most recent three-month period of consolidated production and is most appropriate for comparison purposes, as there was limited production for Q3 2021. Full Year 2021 was used as a comparison for YTD 2022, as it includes the most recent 9 month period of production prior to 2022.

2In Q3 2022, AgEq was calculated using metals prices of $19.22 per oz Ag, $1,729 per oz Au and $3.51 per lb Cu. In Q2 2022, AgEq was calculated using metals prices of $22.64 per oz Ag, $1,873 per oz Au and $4.32 per lb Cu. In YTD 9M 2022, AgEq was calculated using metal prices of $21.94 per oz Ag, $1,825 per oz Au and $4.12 per lb Cu. In FY 2021, AgEq was calculated using metal prices of $23.84 per oz Ag, $1,786 per oz Au and $4.32 per lb Cu.

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